_________________________________________________________________


                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                          _______________

                             FORM 11-K

                           ANNUAL REPORT


                 Pursuant to Section 15(d) of the
                  Securities Exchange Act of 1934


(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 1995


                                OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 1-2578

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
            OHIO EDISON SYSTEM SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           OHIO EDISON COMPANY
                           76 SOUTH MAIN STREET
                           AKRON, OH  44308




























                             Required Information

        1.  Financial statements with respect to the Ohio Edison System
Savings
Plan as of December 31, 1995 and 1994, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, together with the report and consent of independent accountants.























































                             OHIO EDISON SYSTEM SAVINGS PLAN
                             -------------------------------


                        REPORT ON AUDITS OF FINANCIAL STATEMENTS
                        ----------------------------------------
                               AND SUPPLEMENTAL SCHEDULES
                               --------------------------


                           AS OF DECEMBER 31, 1995 AND 1994
                           --------------------------------
                       AND FOR THE YEAR ENDED DECEMBER 31, 1995
                       ----------------------------------------

                             OHIO EDISON SYSTEM SAVINGS PLAN
                             -------------------------------

                INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                --------------------------------------------------------


                                                                         PAGE
                                                                         ----

REPORT OF INDEPENDENT ACCOUNTANTS                                         2

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
    DECEMBER 31, 1995 AND 1994                                          3-6

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS          7-8
    FOR THE YEAR ENDED DECEMBER 31, 1995

NOTES TO FINANCIAL STATEMENTS                                          9-14

SUPPLEMENTAL SCHEDULES:

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
    DECEMBER 31, 1995                                                  15

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
    ENDED DECEMBER 31, 1995                                            16




















ALL OTHER SCHEDULES ARE OMITTED SINCE THEY ARE NOT APPLICABLE OR ARE NOT REQUIRED BASED ON THE DISCLOSURE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 AND APPLICABLE REGULATIONS ISSUED BY THE DEPARTMENT OF LABOR.





                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

To the Savings Plan Committee of the
   Ohio Edison System Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Ohio Edison System Savings Plan (the "Plan") as of
December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements and the supplemental schedules referred to below are the responsibility of the Savings Plan Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Savings Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1995, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                            COOPERS & LYBRAND, LLP





Cleveland, Ohio
June 19, 1996




                                     - 2 -

                                              OHIO EDISON SYSTEM SAVINGS PLAN
                                              -------------------------------
                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    ---------------------------------------------------
                                                  As of December 31, 1995
                                   COMPANY      CAPITAL                      ESOP         ESOP
                                COMMON STOCK  PRESERVATION   S&P 500      UNALLOCATED   ALLOCATED   SMALL CAP    BALANCED
                                    FUND         FUND       INDEX FUND       FUND         FUND         FUND        FUND
                                ------------  ------------  ----------   ------------  -----------  ----------- -----------

      ASSETS
- ------------------------------
CASH/CASH EQUIVALENTS           $ 1,325,836   $ 2,907,505   $         0  $ 12,296,921  $         0  $        0  $        0
COMPANY COMMON STOCK             25,125,100             0             0   209,894,221   36,093,967           0           0
GUARANTEED INSURANCE CONTRACTS            0    59,453,325             0             0            0           0           0
COLLATERALIZED MORTGAGE OBLIG.            0     9,969,586             0             0            0           0           0
DOMESTIC EQUITY STOCKS                    0             0    52,680,727             0            0           0           0
INTERNATIONAL EQUITY STOCKS               0             0             0             0            0           0           0
SMALL-CAP STOCKS                          0             0             0             0            0   1,185,232           0
OTHER EQUITIES                            0             0             0             0            0           0           0
BALANCED FUND SECURITIES                  0             0             0             0            0           0   1,534,918
PARTICIPANT LOANS                         0             0             0             0            0           0           0
INTEREST & DIVIDENDS RECEIVABLE     410,894       412,735             0     3,383,646      608,200           0           0
EMPLOYER CONTRIBUTIONS RECEIVABLE         0             0             0     3,702,576            0           0           0
                                -----------   -----------   -----------  ------------  -----------  ----------  ----------
   TOTAL ASSETS                  26,861,830    72,743,151    52,680,727   229,277,364   36,702,167   1,185,232   1,534,918

     LIABILITIES
- -----------------------------
ACCRUED INTRA-FUND TRANSFERS         (1,479)       16,690        80,629     8,874,425   (8,874,425)          0      (4,500)
LOAN PAYABLE                              0             0             0   199,850,000            0           0           0
ACCRUED FEES                         34,119        96,495        31,952             0            0      10,603       2,155
ACCRUED INTEREST EXPENSE                  0             0             0    19,985,000            0           0           0
                                -----------   -----------   -----------  ------------  -----------  ----------  ----------
   TOTAL LIABILITIES                 32,640       113,185       112,581   228,709,425   (8,874,425)     10,603      (2,345)
                                -----------   -----------   -----------  ------------  -----------  ----------  ----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS             $26,829,190   $72,629,966   $52,568,146  $    567,939  $45,576,592  $1,174,629  $1,537,263
                                ===========   ===========   ===========  ============  ===========  ==========  ==========

                                 The accompanying notes are an integral part of these financial statements.

                                                               - 3 -

                                                    OHIO EDISON SYSTEM SAVINGS PLAN
                                                    -------------------------------
                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          ---------------------------------------------------
                                                        As of December 31, 1995
                                                              (Continued)
                                                 INTERNATIONAL
                                  SELF MANAGED      INDEX             LOAN            PAYSOP
                                      FUND           FUND             FUND             FUND           TOTAL
                                  ------------   ------------      ----------      -----------     -----------
        ASSETS
- --------------------------
CASH/CASH EQUIVALENTS             $         0     $         0     $         0      $   203,784     $ 16,734,046
COMPANY COMMON STOCK                        0               0               0        3,548,179      274,661,467
GUARANTEED INSURANCE CONTRACTS              0               0               0                0       59,453,325
COLLATERALIZED MORTGAGE OBLIG.              0               0               0                0        9,969,586
DOMESTIC EQUITY STOCKS                      0               0               0                0       52,680,727
INTERNATIONAL EQUITY STOCKS                 0       6,338,381               0                0        6,338,381
SMALL-CAP STOCKS                            0               0               0                0        1,185,232
OTHER EQUITIES                      1,054,930               0               0                0        1,054,930
BALANCED FUND SECURITIES                    0               0               0                0        1,534,918
PARTICIPANT LOANS                           0               0       6,039,130                0        6,039,130
INTEREST & DIVIDENDS RECEIVABLE             0               0               0           58,050        4,873,525
EMPLOYER CONTRIBUTIONS RECEIVABLE           0               0               0                0        3,702,576
                                  -----------     -----------     -----------      -----------    -------------
   TOTAL ASSETS                     1,054,930       6,338,381       6,039,130        3,810,013      438,227,843

    LIABILITIES
- --------------------------
ACCRUED INTRA-FUND TRANSFERS          (81,113)        (30,451)         20,224                0                0
LOAN PAYABLE                                0               0               0                0      199,850,000
ACCRUED FEES                                0          15,735               0                0          191,059
ACCRUED INTEREST EXPENSE                    0               0               0                0       19,985,000
                                  -----------     -----------     -----------      -----------    -------------
   TOTAL LIABILITIES                  (81,113)        (14,716)         20,224                0      220,026,059
                                  -----------     -----------     -----------      -----------    -------------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS             $ 1,136,043     $ 6,353,097     $ 6,018,906      $ 3,810,013     $218,201,784
                                  ===========     ===========     ===========      ===========     ============

                          The accompanying notes are an integral part of these financial statements.

                                                               - 4 -

                                                         OHIO EDISON SYSTEM SAVINGS PLAN
                                                         -------------------------------
                                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               ---------------------------------------------------
                                                            As of December 31, 1994

                                   COMPANY      CAPITAL                      ESOP         ESOP
                                COMMON STOCK  PRESERVATION  S&P 500      UNALLOCATED   ALLOCATED    SMALL CAP   BALANCED
                                    FUND         FUND      INDEX FUND       FUND         FUND          FUND       FUND
                                ------------  -----------  -----------  ------------- -----------   ---------- ---------
      ASSETS
- ------------------------------
CASH/CASH EQUIVALENTS           $ 2,222,401   $ 7,573,415  $         0  $ 12,206,134  $         30  $      0    $     0
COMPANY COMMON STOCK             19,152,921             0            0   173,981,567    21,421,754         0          0
GUARANTEED INSURANCE CONTRACTS            0    51,670,032            0             0             0         0          0
COLLATERALIZED MORTGAGE OBLIG.            0     9,968,352            0             0             0         0          0
DOMESTIC EQUITY STOCKS                    0             0   37,523,598             0             0         0          0
INTERNATIONAL EQUITY STOCKS               0             0            0             0             0         0          0
SMALL-CAP STOCKS                          0             0            0             0             0   127,136          0
BALANCED FUND SECURITIES                  0             0            0             0             0         0     58,746
PARTICIPANT LOANS                         0             0            0             0             0         0          0
INTEREST & DIVIDENDS RECEIVABLE     397,569       381,619            0     3,581,599       439,750         0          0
EMPLOYER CONTRIBUTIONS RECEIVABLE         0             0            0     3,854,319             0         0          0
                                -----------   -----------  -----------  ------------   -----------  --------    -------
   TOTAL ASSETS                  21,772,891    69,593,418   37,523,598   193,623,619    21,861,534   127,136     58,746

    LIABILITIES
- ----------------------------
ACCRUED INTRA-FUND TRANSFERS        (20,000)          500            0     8,874,426    (8,874,426)        0       (500)
LOAN PAYABLE                              0             0            0   199,850,000             0         0          0
ACCRUED FEES                          1,876         6,456        2,654             0           440       630          2
ACCRUED INTEREST EXPENSE                  0             0            0    19,985,000             0         0          0
                                -----------   -----------  -----------  ------------   -----------  --------    -------
   TOTAL LIABILITIES                (18,124)        6,956        2,654   228,709,426    (8,873,986)      630       (498)
                                -----------   -----------  -----------  ------------   -----------  --------    -------
NET ASSETS (DEFICIENCY) AVAILABLE
  FOR PLAN BENEFITS             $21,791,015   $69,586,462  $37,520,944  $(35,085,807)  $30,735,520  $126,506    $59,244
                                ===========   ===========  ===========  ============   ===========  ========    =======

                                 The accompanying notes are an integral part of these financial statements.

                                                          - 5 -

                                                          OHIO EDISON SYSTEM SAVINGS PLAN
                                                          -------------------------------
                                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                ---------------------------------------------------
                                                              As of December 31, 1994
                                                                    (Continued)
                                       INTERNATIONAL
                                           INDEX            LOAN              PAYSOP
                                            FUND            FUND                FUND           TOTAL
                                       ------------      -----------       -----------      ------------
        ASSETS
- ------------------------------
CASH/CASH EQUIVALENTS                  $         0       $         0      $   218,977       $ 22,220,957
COMPANY COMMON STOCK                             0                 0        3,145,080        217,701,322
GUARANTEED INSURANCE CONTRACTS                   0                 0                0         51,670,032
COLLATERALIZED MORTGAGE OBLIG.                   0                 0                0          9,968,352
DOMESTIC EQUITY STOCKS                           0                 0                0         37,523,598
INTERNATIONAL EQUITY STOCKS              5,617,830                 0                0          5,617,830
SMALL-CAP STOCKS                                 0                 0                0            127,136
BALANCED FUND SECURITIES                         0                 0                0             58,746
PARTICIPANT LOANS                                0         5,248,141                0          5,248,141
INTEREST & DIVIDENDS RECEIVABLE                  0                 0           40,360          4,840,897
EMPLOYER CONTRIBUTIONS RECEIVABLE                0                 0                0          3,854,319
                                       -----------       -----------      -----------       ------------
   TOTAL ASSETS                          5,617,830         5,248,141        3,404,417        358,831,330

    LIABILITIES
- ------------------------------
ACCRUED INTRA-FUND TRANSFERS                20,000                 0                0                  0
LOAN PAYABLE                                     0                 0                0        199,850,000
ACCRUED FEES                                   969                 0                0             13,027
ACCRUED INTEREST EXPENSE                         0                 0                0         19,985,000
                                       -----------       -----------      -----------       ------------
     TOTAL LIABILITIES                      20,969                 0                0        219,848,027
                                       -----------       -----------      -----------       ------------

NET ASSETS (DEFICIENCY) AVAILABLE
    FOR PLAN BENEFITS                  $ 5,596,861       $ 5,248,141      $ 3,404,417       $138,983,303
                                       ===========       ===========      ===========       ============

                              The accompanying notes are an integral part of these financial statements.

                                                               - 6 -

                                                                  OHIO EDISON SYSTEM SAVINGS PLAN
                                                                  -------------------------------
                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  --------------------------------------------------------------
                                                               For the Year Ended December 31, 1995

                                     COMPANY      CAPITAL                       ESOP          ESOP
                                  COMMON STOCK  PRESERVATION   S&P 500       UNALLOCATED    ALLOCATED     SMALL CAP    BALANCED
                                      FUND         FUND       INDEX FUND        FUND          FUND           FUND        FUND
                                  ------------  -----------   -----------   -------------  -----------    ----------  ----------
EMPLOYEE CONTRIBUTIONS            $   914,016   $ 6,511,228   $ 4,638,054   $          0   $         0    $  263,376  $  293,645
EMPLOYER CONTRIBUTIONS                      0             0             0      3,702,576             0             0           0
INTEREST INCOME & DIVIDENDS         1,680,425     4,938,913            58     13,743,591     2,448,420             0           0
INTEREST EXPENSE                            0             0             0    (19,985,000)            0             0           0
FEES & ADJUSTMENTS                    (39,685)     (225,626)      (50,434)             0          (284)       (9,985)     (2,446)
EXCESS OF NET PROCEEDS FROM SALES OF
  ASSETS OVER MARKET VALUE AT
  BEGINNING OF YEAR:
    AGGREGATE PROCEEDS              3,370,444     9,981,508     5,574,577      9,868,447     3,414,902       276,192     162,785
    AGGREGATE COST                  2,894,670     9,981,508     4,917,794      8,745,690     2,869,033       259,095     152,824
                                  -----------   -----------   -----------   ------------   -----------    ----------  ----------
  NET EXCESS                          475,774             0       656,783      1,122,757       545,869        17,097       9,961

NET CHANGE IN UNREALIZED
  APPRECIATION ON SECURITIES        4,854,350             0    13,253,673     43,664,323     7,269,519       135,965     139,137

DISTRIBUTIONS TO PARTICIPANTS      (1,929,626)   (6,936,360)   (2,809,073)             0    (2,016,953)      (14,424)    (29,254)

NET INTRA-FUND PLAN TRANSFERS        (917,079)   (1,244,651)     (641,859)    (6,594,501)    6,594,501       656,094   1,066,976
                                  -----------   -----------   -----------   ------------   -----------    ----------  ----------
NET CHANGE IN PLAN EQUITY           5,038,175     3,043,504    15,047,202     35,653,746    14,841,072     1,048,123   1,478,019

NET ASSETS (DEFICIENCY) AVAILABLE
  FOR PLAN BENEFITS - BEGINNING
  OF YEAR                          21,791,015    69,586,462    37,520,944    (35,085,807)   30,735,520       126,506      59,244
                                  -----------   -----------   -----------   ------------   -----------    ----------  ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - END OF YEAR          $26,829,190   $72,629,966   $52,568,146   $    567,939   $45,576,592    $1,174,629  $1,537,263
                                  ===========   ===========   ===========   ============   ===========    ==========  ==========

                          The accompanying notes are an integral part of these financial statements.

                                                               - 7 -

                                                   OHIO EDISON SYSTEM SAVINGS PLAN
                                                   -------------------------------
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    --------------------------------------------------------------
                                                    For the Year Ended December 31, 1995
                                                                 (Continued)
                                                 INTERNATIONAL
                                  SELF MANAGED      INDEX              LOAN            PAYSOP
                                      FUND           FUND              FUND             FUND           TOTAL
                                  ------------   ------------      -----------     ------------    ------------
EMPLOYEE CONTRIBUTIONS             $        0    $ 1,278,499       $         0     $          0    $ 13,898,818
EMPLOYER CONTRIBUTIONS                      0              0                 0                0       3,702,576
INTEREST INCOME & DIVIDENDS            16,690              0           453,436          270,619      23,552,152
INTEREST EXPENSE                            0              0                 0                0     (19,985,000)
FEES & ADJUSTMENTS                          0        (15,251)                0            1,041        (342,670)
EXCESS OF NET PROCEEDS FROM SALES OF
  ASSETS OVER MARKET VALUE AT
  BEGINNING OF YEAR:
      AGGREGATE PROCEEDS              251,040      1,773,891                 0          407,847      35,081,633
      AGGREGATE COST                  244,470      1,724,506                 0          354,075      32,143,665
                                   ----------    -----------       -----------     ------------    ------------
  NET EXCESS                            6,570         49,385                 0           53,772       2,937,968

NET CHANGE IN UNREALIZED
  APPRECIATION ON SECURITIES           69,297        594,980                 0          753,774      70,735,018

DISTRIBUTIONS TO PARTICIPANTS               0       (340,390)         (530,691)        (673,610)    (15,280,381)

NET INTRA-FUND PLAN TRANSFERS       1,043,486       (810,987)          848,020                0               0
                                   ----------    -----------       -----------     ------------    ------------
NET CHANGE IN PLAN EQUITY           1,136,043        756,236           770,765          405,596      79,218,481

NET ASSETS (DEFICIENCY) AVAILABLE
  FOR PLAN BENEFITS - BEGINNING
  OF YEAR                                   0      5,596,861         5,248,141        3,404,417     138,983,303
                                   ----------    -----------       -----------     ------------    ------------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - END OF YEAR           $1,136,043    $ 6,353,097       $ 6,018,906     $  3,810,013    $218,201,784
                                   ==========    ===========       ===========     ============    ============

                                The accompanying notes are an integral part of these financial statements.

                                                               - 8 -
                         OHIO EDISON SYSTEM SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                           December 31, 1995 and 1994
                           --------------------------


1.  Description of the Plan
    -----------------------

        The Ohio Edison System Savings Plan (the "Plan") provides eligible employees of Ohio Edison Company (the "Company") and its wholly-owned subsidiary, Pennsylvania Power Company ("Penn Power"), a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Company and Penn Power (the "Companies") may match employee contributions with shares of Company common stock (see Note
4) held in the Employee Stock Ownership Plan ("ESOP"). Employees may invest their contributions in other investment options (the "Funds"). All contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement.
The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

        The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1954, as amended (the "Code"), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

        The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) but not Title IV because it is an "individual account plan". Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA preempts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

        Every employee of the Companies was eligible to become a participant in the Plan, herein referred to as "employee" or "Member", when he or she had completed one year of service prior to December 5, 1994. After December 5, 1994, every employee of the Companies is eligible to become a participant in the Plan immediately.

        Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions, which are in the form of Company common stock) are the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.





                                    - 9 -
Securities in the ESOP Account
- ------------------------------

        The ESOP purchased a total of 10,654,114 shares of Company common stock from November 1990 to December 1991 for the purpose of funding the Company's matching contribution to the Plan.

        The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from the Company to fund the purchase of the stock. The ESOP Loan is collateralized by the unallocated Company common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2005, with the first and second yearly principal payments taking place in 1998 and 1999 at $5,700,000 and $11,400,000, respectively. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of Company common stock are needed for distributions to Members.

ESOP Allocation
- ---------------

        Each Member's ESOP allocation is computed the Thursday following the end of each pay period based on the Company's matching contribution (see Note
4) and on the quoted market price of the Company common stock when allocated to the participant's account.

        As principal and interest payments are made on the ESOP Loan, shares of the Company common stock are released from the ESOP Unallocated Fund and transferred to the ESOP Allocated Fund where they are made available for distribution to Members.

        During 1995 and 1994, respectively, 292,256 and 394,174 shares of Company common stock were allocated to Members. An additional allocation of 105,427 and 95,041 shares in 1995 and 1994, respectively, of Company common stock were made relative to reinvestments of dividends on the Company common stock. These shares were subsequently released from the ESOP Unallocated Fund in February, 1996 and 1995 when the Plan made interest payments of $19,985,000 in each year, which released 472,740 shares in each year to the ESOP Allocated Fund for distribution to Members.

        As of December 31, 1995 and 1994, the status of the Company common stock was as follows: 8,931,669 and 9,404,409, shares respectively, of Company common stock in the ESOP Unallocated Fund at market values of $209,894,221 and $173,981,567, respectively, and 1,535,913 and 1,157,933 shares, respectively, of Company common stock held in the ESOP Allocated Fund at market values of $36,093,967 and $21,421,754. The market value of the Company common stock is measured by the quoted market price.

PAYSOP
- ------

        A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section 501(a) of the Code.

        Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Trust a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated Federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of eligible employees for the year.
                                    - 10 -
        The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP after the 1986 contribution other than the reimbursement of PAYSOP administrative expenses.

        Dividends are paid annually to Members in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price.

2.  Summary of Accounting Policies
    ------------------------------

        The excess (deficiency) of net proceeds over market value under the Plan is recognized upon the sale of investments generally in connection with the termination or withdrawal from the Plan by Members. Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of Member accounts. The excess (deficiency) of net proceeds over market value calculation methodology is based on the revalued cost of assets instead of historical cost. The revalued cost is the market value of an asset at the beginning of the Plan year or at the time of purchase during the year.

        The financial statements have been prepared on the accrual basis of accounting. All administrative expenses of the Plan were paid by the Companies prior to December 5, 1994. Effective December 5, 1994, however, investment management fees are deducted from investment returns.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.  Plan Termination
    ----------------

        Although the Companies expect that the Plan will be permanent, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Members will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.  Contributions
    -------------

Employer Contributions
- ----------------------

        The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee. In addition, the Companies may designate a number of performance objectives and contribute an additional 5% for each objective achieved, up to a maximum of 25%. The Companies' contributions are always invested in Company common stock.

        The Companies' contributions have been pre-funded by the Company common stock held by the ESOP unallocated fund. These shares of Company common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the Company common stock fluctuates. The dividend income serves to pay the ESOP loan and related interest, which results in the release of shares to the ESOP allocated fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP loan and interest, the Companies will contribute cash which is reflected as employer contributions in the statement of changes in net assets available for plan benefits.

                                    - 11 -
Employee Contributions
- ----------------------

        After December 5, 1994, employees may invest between 1% and 15% of their salary in the Plan. Prior to this, employees were able to invest between 1% and 12% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from currently taxable income but are taxable when they are withdrawn from the Plan. The Tax Reform Act of 1986 limits the maximum annual before-tax contribution to $9,500 and $9,240 for 1995 and 1994, respectively. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions (see Note 7).

        Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans which the employee was a member of prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

        Both employer and employee contributions under the Plan are held in a trust fund (Trust) with an independent trustee (State Street Bank & Trust Company). Employees may choose to invest their contributions in Funds A, B, C, D, F, G or H (see Note 6) which are offered by the Plan. Employees may also elect to borrow from their before-tax accounts for certain approved purposes (Fund E).

5.  Reconciliation to Form 5500
    ---------------------------

        At December 31, 1995, the Plan has received applications for withdrawals in the amount of $77,846 which were not paid at year end.
Pursuant to recent professional guidance, no payable has been recorded in the statement of net assets available for plan benefits at year end. However, the Department of Labor requires Form 5500 to include these pending withdrawals as liabilities.

6.  Descriptions of Funds
    ---------------------

        The following is a brief description of the Funds currently available to Members at December 31, 1995:

        Fund A - S&P 500 Index Fund:  This Fund is a common/collective trust
        ---------------------------
investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and investment income. The market value of the S&P 500 Index Fund is based on the market value per share determined by the Trustee.

        Fund B - Capital Preservation Fund:  This Fund consists primarily of
        ----------------------------------
guaranteed fixed income contracts issued by insurance companies and banks, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The average yield of the contracts was 6.99% and 6.80% for the fiscal years 1995 and 1994, respectively. The crediting interest rate as of December 31, 1995 and 1994 was 6.93% and 6.95%, respectively. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks and no valuation reserves in relation to the contract value is deemed necessary.

                                    - 12 -
        Fund C - International Index Fund:  This Fund consists of foreign
        ---------------------------------
equities and is designed to produce returns similar to those of the Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index. The objective of the Fund is the growth of capital through appreciation. The market value of the International Index Fund is measured at the market value per share determined by the Trustee.

        Fund D - Company Common Stock Fund:  This Fund consists entirely of
        ----------------------------------
shares in Ohio Edison Company common stock. The Fund provides an opportunity for employees to increase their common ownership stake in the Company. The objective for this Fund is the growth of capital through both appreciation and current income. The Fund also holds the pre-ESOP Company matching contribution in Company common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

        Fund E - Loan Fund:  The Savings Plan allows participants to borrow
        ------------------
from their before-tax account for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

        Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent. They may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid between 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 15 years. The maximum loan amount is $50,000.

        Fund F - Balanced Fund:  This Fund invests in a diversified portfolio
        ----------------------
of stocks, bonds and cash equivalents. The objective of the fund is to earn, on an annualized basis, three percent over the return of Long-Term U. S. Government Bonds. The performance objective is to be achieved over a 5 year market cycle. The Fund was first made available to employees on December 5, 1994.

        Fund G - Small Cap Fund:  This Fund invests in securities of small
        -----------------------
companies, generally with capitalizations of $500 million or less, that pay most of their earnings in dividends. The Fund is well diversified and holds approximately 400 stocks. The objective of the Fund is to match or exceed the returns of the Russell 2000 Index with lower risk. This Fund was first made available to employees on December 5, 1994.

        Fund H - Self Managed Brokerage Account Option:  Effective December 5,
        ----------------------------------------------
1994, in addition to the six core Funds, Members may invest in a self-managed brokerage account option available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ. As of December 31, 1994, no accounts had been opened in this Fund.






                                    - 13 -
7.  Tax Considerations
    ------------------

        The Plan received a determination letter from the Internal Revenue Service ("IRS") dated April 3, 1996 regarding amendments through November 15, 1994 that the Plan is qualified under the appropriate sections of the Code.

        The Plan is exempt from Federal, state and local income taxes. The Federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Member's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

        In the case of withdrawals by a Member employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Member's after-tax contributions, is taxable at ordinary income tax rates. The value of the Company common stock withdrawn is considered to be its fair market value on the date it is withdrawn.

        In the case of a distribution that qualifies as a lump-sum distribution upon a Member's termination of employment with either of the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Member's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the Company common stock distributed in-kind or in cash shall be valued at its original cost to the Trustee.

































                                    - 14 -

                                         Ohio Edison Company
                                            EIN 34-0437786
                                               PN #002

                                   OHIO EDISON SYSTEM SAVINGS PLAN

                    Item 27a - Schedule of Assets Held for Investment Purposes
                                      As of December 31, 1995
                                             Description                                     Market
        Identity of Issue                     Maturity                       Cost            Value
- --------------------------------        -----------------------          -----------     -----------
State Street Yield Enhanced Fund        Money Market Fund                  2,907,505       2,907,505
State Street STIF Fund                  Money Market Fund                 13,826,541      13,826,541
                                                                                         -----------
       Total Cash & Cash Equivalents                                                      16,734,046
                                                                                         ===========
ESOP Unallocated Fund                   OEC Common Stock                 167,668,128     209,894,221

ESOP Allocated Fund                     OEC Common Stock                  28,794,494      36,093,967

PAYSOP Fund                             OEC Common Stock                   2,520,098       3,548,179

Company Stock Fund                      OEC Common Stock                  21,006,613      25,125,100

International Index Fund                EAFE Index Stocks                  5,580,545       6,338,381
                                        (Common/Collective Trust)

S&P 500 Index Fund                      S&P 500 Stocks                    33,168,902      52,680,727
                                        (Common/Collective Trust)

Small Cap Fund                          Small Cap Domestic Stocks          1,047,763       1,185,232
                                        (Common/Collective Trust)

Balanced Fund                           Equities, Fixed Income             1,395,538       1,534,918
                                        (Common/Collective Trust)

Self Managed Fund                       Equities                             985,633       1,054,930

Capital Preservation Fund
  FHMA, 6.0%                            CMO, 02-15-19                      5,011,072       5,011,072
  FNMA, 6.0%                            CMO, 09-25-14                      4,958,514       4,958,514
  State Street Bank Selection Fund      GIC, 09-15-99                     59,453,325      59,453,325
                                                                                         -----------
                                          Total Capital Preservation Fund                $69,422,911
                                                                                         ===========




                                             Ohio Edison Company
                                                EIN 34-0437786
                                                    PN #002

                                       OHIO EDISON SYSTEM SAVINGS PLAN

                              Item 27d - Schedule of Reportable Transactions
                                   For the Year Ended December 31, 1995


   Descriptions           Number of         Total         Number of                           Total
        of                Purchase         Value of         Sales           Selling          Cost of
      Assets            Transactions      Purchase      Transactions         Price         Assets Sold      Gain/(Loss)
- ----------------------  ------------    -----------     ------------      -----------      -----------      -----------

State Street STIF Fund      116         $21,858,375         332           $22,673,793      $22,673,793      $        0

State Street Yield
  Enhanced Fund             106          19,551,940         167            24,217,849       24,217,849               0

S&P 500 Index Fund          106           6,821,249         144             5,574,577        4,917,794         656,783

Ohio Edison Company         281          14,212,551         424            17,061,640       14,863,468       2,198,172


















Exhibit A





The Savings Plan Committee of
  Ohio Edison System Savings Plan


We consent to the incorporation by reference in the Company's previously filed Registration Statements (File Nos. 33-49135, 33-49259, 33-49413 and 33-51139)
of our report dated June 19, 1996, on the audits of the Ohio Edison System Savings Plan as of December 31, 1995 and 1994 and for the year ended December 31, 1995 which report is included in this Annual Report on Form 11-K of Ohio Edison.




                                    COOPERS & LYBRAND, L.L.P.




Cleveland, Ohio
June 28, 1996










                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the Ohio Edison System Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               OHIO EDISON SYSTEM
                                  SAVINGS PLAN


June 28, 1996
- ---------------
Date
                By: /s/ James A. Bowers
                    -------------------
                    James A. Bowers
                    Chairman
                    Savings Plan Committee
































                                    - 18 -



                                June 28, 1996





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


            Re:  Ohio Edison Company/Ohio Edison System Savings Plan


Gentlemen:

        We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the Ohio Edison System Savings Plan. On June 27, 1996, the Company paid the filing fee related to this Form 11-K by means of wire transfer.

        Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5500.

                                Very truly yours,

                                OHIO EDISON COMPANY

                                By: /s/ N. C. Ashcom
                                    ----------------
                                    N. C. Ashcom
                                    Secretary
























                                    - 19 -